FOLKUP DEVELOPMENT INC.

Mileve Maric Ajnstajn 72,

Novi Beograd, Republic of Serbia 11070

Email: folkupdevelopment@gmail.com

June 30, 2017

Ms. Lopez-Molina

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Folkup Development, Inc.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed May 9, 2017

       File No. 333-216921

Dear Ms. Lopez-Molina,

FOLKUP DEVELOPMENT INC. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated May 17, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Amendment #1 to Registration Statement on Form S-1 filed with the Commission on May 9, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Dilution, page 13

1. Please revise the table for accuracy, as it appears the amounts in the table are not aligned properly with the table captions. For example, the table reflects an offering price per share of $36,616.

Response of the Company: We have revised the “Dilution” table for accuracy.

Plan of Operations, page 14

2. We note your response to comment 8. However, we are unable to find the revised disclosure referenced in your response. Please disclose whether you have identified any sources of funds you will use to purchase additional inventory and identify any potential suppliers or state that you have no plans to secure additional inventory at this time. Please refer to Item 101(h)(4)(v) of Regulation S-K. In this regard, we note that the equipment referenced under the Equipment heading on page 15 appears to relate only to office equipment that you plan to purchase.

Response of the Company: We have revised to state that we have no plans to secure additional inventory at this time.

Report of Independent Registered Public Accounting Firm, page 28

3. We note the revisions to your audit report in response to comment 10 and that the report was issued out of Vadodara, Gujarat, India. Given that your principal executive office and business location is in Beograd, Republic of Serbia, please explain to us in detail why your audit report is issued out of India. Please note that there should be a logical relationship between the location where the audit report is issued and the location of your executive office, principal operations, principal assets, or where the audit work was principally conducted.

Response of the Company: The Company’s decision to use a foreign-based auditor was a result of the firm’s search on the Protecting Investors through Audit Oversight (PCAOB) website and the SEC website. We were finding out an auditor which follows US GAAP standards. We have communicated with some US based auditors as well, however Bharat Parikh & Associates CA's fit to our main choosing criteria - the PCAOB's member, the audit service price.

The audit firm is a registered member of the PCAOB, and their name can be found on the PCAOB’s list of member firms at http://pcaobus.org/Registration/Firms/Pages/RegisteredFirms.aspx.

Our Auditors are a PCAOB Registered non US independent public accounting firm Headquartered in Vadodara, Gujarat, India. The audit report was signed and issued from their head office in Vadodara, Gujarat, India and that is the reason why the audit report was issued out of India.

Electronic versions of our management and accounting records are located on computers at the home residence of the company’s sole director in Serbia. All management and accounting records and documents were electronically delivered to our audit firm for purposes of performing a complete and thorough audit. Audit work was performed by the firm at their primary office location in Vadodara, Gujarat, India using electronic versions of all documents and records as delivered by our company.

4. We have reviewed your response to comment 11. As it relates to your financial statement disclosures, please note that when you identify conditions or events that raise substantial doubt about the company’s ability to continue as a going concern, you should consider whether your plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. The footnote disclosures that are required under ASU 2014-15 differ based on whether your mitigation plans alleviate the substantial doubt or substantial doubt remains. Your current disclosures in note 2, and elsewhere in the document, suggest that the substantial doubt is not alleviated by your mitigation plans. If this is the case, then you should provide all of the disclosure specified in ASC 205-40-50-13. Alternatively, if you believe the substantial doubt is mitigated by your plans to remain a going concern, please revise your disclosures accordingly in the footnotes and elsewhere to clarify and to provide all the disclosures required by ASC 205-40-50-12.

Response of the Company: The substantial doubt is not alleviated by our mitigation plans. We have provided the disclosures specified in ASC 205-40-50-13.

Note 8 – Income Taxes, page F-7

5. We reviewed your revisions in response to comment 14. It appears your calculation of the deferred tax asset and related valuation allowance in note 8 to the interim financial statements for the period ended February 28, 2017 still does not consider the tax effect of such loss carryforwards. Please review and revise accordingly.

Response of the Company: We have revised the income taxes note.

Exhibit 5.1

6. We note your response to comment 15 and we re-issue the comment. The introductory paragraph of the updated legal opinion continues to refer to shares being offered “for resale…by certain shareholder.” This appears to be a primary offering and no shares of common stock appear to be registered for resale by any selling shareholders. Please revise accordingly. Refer to Staff Legal Bulletin 19 for guidance.

Response of the Company: We have filed updated legal opinion from our attorney.

Exhibit 23.1

7. We reviewed the revisions in response to comment 16. As previously requested, please have your independent accountants revise their consent to remove the last paragraph, as language intended to limit reliance on the consent is not permitted. Please also have your auditor consent to being named in the registration statement.

Response of the Company: We have filed updated consent from our auditor.

Please direct any further comments or questions you may have to the company at folkupdevelopment@gmail.com

Thank you.

Sincerely,

/S/ Milena Topolac Tomovic

Milena Topolac Tomovic, President